Exhibit 99.1

GOLD RESERVE TO FILE RESTATED JUNE 30, 2018 FINANCIAL STATEMENTS

SPOKANE, WASHINGTON, November 15, 2018                                               NR 18-05

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) announced that in the course of completing its interim consolidated financial statements for the period ended September 30, 2018, it was determined that there was an estimated $6.6 million overstatement of income tax expense and understatement of net income reported in the Company’s Consolidated Statement of Operations for the six months ended June 30, 2018.

The Company originally reported income tax expense of $19.1 million, net income of $57.5 million and earnings per share of $0.58 for the six months ended June 30, 2018 and a deferred tax liability of $9.3 million as of June 30, 2018. Based on the Company’s analysis, income tax expense, net income, earnings per share and deferred tax liability for the period are expected to be approximately $12.5 million, $64.1 million, $0.64 and $2.8 million, respectively. The overstatement resulted from an oversight in the allocation of revenue to tax jurisdictions with differing tax rates.

Management expects to complete its analysis and file its restated interim consolidated financial statements for the six months ended June 30, 2018 and related management’s discussion and analysis on or before November 29, 2018.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future, including, without limitation, statements with respect to figures expected to be disclosed in the Company’s restated interim consolidated financial statements for the period six months ended June 30, 2018 to shareholders. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, including without limitation the effect of sanctions imposed by the governments of the United States and Canada against dealings with certain Venezuelan entities and individuals, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2017 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2017 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.